April 3, 2020

Shankar Musunuri, Ph.D., MBA
Chief Executive Officer and Chairman
Ocugen, Inc.
5 Great Valley Parkway, Suite 160
Malvern, PA 19355

       Re: Ocugen, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2020
           File No. 333-237456

Dear Dr. Musunuri:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jennifer L. Porter, Esq.